Exhibit 99.1
News release via Canada NewsWire, Halifax 902-422-1411

    Attention Business Editors:
    CHC awarded contract renewal in Australia

    VANCOUVER, Jan. 5 /CNW/ - CHC Helicopter Corporation ("CHC")
(TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI) announced today that it has been awarded a five-year contract renewal (plus two one-year options) by
ConocoPhillips Australia Pty Ltd for the provision of helicopter transportation services in support of its offshore gas operations in East
Timor.
    Based out of Dili, E. Timor, the contract will be supported by two dedicated Super Puma AS332 helicopters and is valued at approximately
CDN$52 million over the fixed five-year term. The contract commences immediately.

    CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries around the world.

    This press release may contain projections and other forward-looking statements within the meaning of the "safe harbour" provision of the United
States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC's Annual Report on Form 20-F and in other filings with the United States SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: Jo Mark Zurel, Senior Vice-President And Chief
Financial Officer, (604) 279-2494; Chris Flanagan, Director of Communications,
(604) 279-2493;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media.
To request a free copy of this organization's annual report, please go to
http://www.newswire.ca and click on Tools for Investors./
    (FLY.SV.A. FLY.MV.B. FLI)

CO:  CHC Helicopter Corporation

CNW 09:01e 05-JAN-06